December 6, 2005

Via facsimile to ((212) 326-2061) and U.S. Mail

Spencer D. Klein, Esq.
O`Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY  10036

Re:	Specialty Laboratories, Inc.
      Preliminary Schedule 14A
      Filed November 4, 2005
      File No. 000-16217

      Schedule 13E-3
      Filed November 4, 2005
      File No. 005-60901

Dear Mr. Klein:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A
General
1. Please fill in the blanks in your document.


Summary term sheet, page 1
2. Disclose in the subsection "Interests of Certain Persons in the Merger" the names of the officers and directors who may receive severance payments upon the consummation of the merger and the amounts of those payments.
3. Explain who is Lexington Corporate Properties and the significance of it being the beneficiary in your letter of credit with JPMorgan Chase Bank.

Questions and Answers

Special Factors
4. Please describe all material alternatives considered. See Rule 1013 (b) of Regulation M-A.

Background of the Merger, page 20
5. Please expand your disclosure to describe the negotiations for alternative transactions mentioned on page 28 and disclose why those negotiations did not result in firm offers.

Recommendation of the Special Committee and the Board of Directors

Reasons for the Special Committee`s Determination, page 27
6. We note your indication that the special committee "considered" JPMorgan`s fairness opinion in reaching its fairness determination.
If the special committee has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release
No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient. Please revise accordingly.
7. On a related matter, we note, in the second bullet point on page
27, that the special committee considered JPMorgan`s opinion with respect to Specialty security holders other than the continuing investors and their affiliates. We also note that there appear to be other security holders affiliated with Specialty, besides the continuing investors and their affiliates. Explain how the special committee and the board of directors were able to arrive at their determination of fairness in light of the fact that JPMorgan`s opinion is not qualified as to "unaffiliated" security holders. Please revise throughout the document, as necessary.
8. Refer to the seventh full bullet point on page 29. Disclose the range of termination fees in other public company merger transactions considered by the special committee.
9. Refer to the second bullet point on page 30. Explain how the specific agreement wording described was a negative factor considered by the special committee.

Opinion of Financial Advisor to the Board, page 31
10. Please include a statement responsive to Item 1015(c) of Regulation M-A in this section of the proxy statement.

Historical Price Analysis, page 33
11. Revise your disclosure for this and all analyses to explain how the results obtained in each analysis support the fairness opinion provided by JPMorgan.

Comparison of Trading Multiples, page 34
12. We note JPMorgan selected three companies comparable to Specialty. Disclose whether there were other comparable companies and, if so, what criteria JPMorgan used in selecting the companies it used in its analysis.
13. For each analysis, disclose the data underlying the results presented. For example, (i) in this analysis, provide the data from the three comparable companies which resulted in the ratios presented on page 34; and, (ii) in the Selected Historical Transactions Multiples Analysis, disclose the transaction data that resulted in the multiples presented on page 36.
14. Explain technical terms, such as "run rate of business."
15. Revise your disclosure to show how JPMorgan arrived at the implied range of equity values from the results presented in the preceding tables in this section.

Selected Historical Transactions Multiples Analysis, page 36
16. Explain why JPMorgan selected a range of multiples of estimated revenue instead of using the range resulting from its analysis.





Discounted cash flow analysis, page 36
17. Please explain how JPMorgan determined that the selected cost of capital rates and terminal revenue growth rates were the appropriate rates for this analysis. Disclose the industry averages.
18. Please disclose the compensation paid to JPMorgan by Specialty and by Welsh Carson and its affiliates during the past two years.
See Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Merger, page 46
19. Please describe the terms of the change of control agreements disclosed on page 47, name the persons with whom you have entered into the agreements, and disclose the payment due in the event the agreement provisions are triggered.

Merger Financing, page 49
20. With respect to the senior secured credit facilities, please explain whether any particular credit ratings must be obtained from
S&P or Moody`s. Also, disclose the current status of the conditions listed on pages 51-52. Has any condition failed or been achieved yet? Finally, please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Federal Regulatory Matters, page 52
21. Please update your disclosure in this section. As applicable, please apply this comment to the rest of the proxy statement, including, for example, the litigation disclosure on page 58.

Selected Historical Financial Information, page 92
22. Please provide the information required by Item 1010(c)(2)-(4) of
Regulation M-A. Also, update your disclosure to include the financial information as of September 30, 2005. Finally, tell us why you have determined that the pro forma information required by Item 1010(b) of
Regulation M-A is not material.

Security Ownership of Certain Beneficial Owners and Management,
page
95
23. Please explain the meaning of the "PS Plan" as disclosed in footnote 1 to the table on page 95.
24. Please provide beneficial ownership information for the shares held by Brown Capital Management, Pequot Capital Management, Bridger
Management, and Heartland Advisors.

Where Stockholders Can Find More Information, page 105
25. Revise your disclosure to reflect the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549. Also, note that our regional offices are no longer open to the public.
26. Refer to the third paragraph in this section. Note that Schedule
14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


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Spencer D. Klein, Esq.
O'Melveny & Myers LLP
December 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE